Exhibit 99.1 Financial Statements (Unaudited)

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			June 30, 2014	December 31, 2013
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$10,251,418	$2,975,837
Marketable securities (Notes 5 and 6)			373,415	318,442
Deposits, advances and other			210,456	159,194
Total current assets			10,835,289	3,453,473
Property, plant and equipment, net (Note 7)			19,022,853	19,303,296
Total assets			$29,858,142	$22,756,769
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses			$890,594	$615,273
Accrued interest			2,388	64,262
Total current liabilities			892,982	679,535

Convertible notes (Note 11)			32,175,044	23,998,658
Other (Note 11)			1,012,491	1,012,491
Total liabilities			34,080,517	25,690,684

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares and equity units			289,269,930	289,149,413
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2014… 76,059,186	2013…... 75,522,411
Equity Units
Issued and outstanding:	2014….…....... 961	2013……… 500,236
Contributed Surplus			10,920,870	5,171,603
Warrants			543,915	543,915
Stock options (Note 9)			19,796,958	19,849,225
Accumulated deficit			(324,806,447)	(317,645,497)
Accumulated other comprehensive income (loss)			52,399	(2,574)
Total shareholders' deficit			(4,222,375)	(2,933,915)
Total liabilities and shareholders' equity			$29,858,142	$22,756,769

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            s/ Chris D. Mikkelsen                                        s/ Patrick D. McChesney

1

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
OTHER INCOME (LOSS)
Interest	$42	$127	$158	$432
Loss on debt restructuring	(161,292)	–	(161,292)	–
Foreign currency (loss) gain	(1,306)	(23,250)	(7,054)	5,679
	(162,556)	(23,123)	(168,188)	6,111
EXPENSES
Corporate general and administrative	1,356,889	963,367	1,957,470	1,726,840
Exploration	177,648	362,910	445,117	614,724
Legal and accounting	107,141	98,778	249,368	328,622
Venezuelan operations	29,251	43,129	57,872	106,936
Arbitration (Note 3)	271,179	1,122,864	280,847	1,561,531
Equipment holding costs	231,102	200,995	448,256	411,030
Write-off of mineral property (Note 7)	425,010	–	425,010	–
	2,598,220	2,792,043	3,863,940	4,749,683
Loss before interest expense	(2,760,776)	(2,815,166)	(4,032,128)	(4,743,572)

Interest expense	(1,586,561)	(1,304,400)	(3,128,822)	(2,583,091)
Net loss for the period	$(4,347,337)	$(4,119,566)	$(7,160,950)	$(7,326,663)

Net loss per share, basic and diluted	$(0.06)	$(0.06)	$(0.09)	$(0.10)
Weighted average common shares outstanding	76,060,147	73,486,195	76,049,374	73,113,722

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Net loss for the period	$(4,347,337)	$(4,119,566)	$(7,160,950)	$(7,326,663)
Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations
Unrealized gain (loss) on marketable securities (Note 5)	18,603	(164,468)	54,973	(243,918)
Other comprehensive income (loss)	18,603	(164,468)	54,973	(243,918)
Comprehensive loss for the period	$(4,328,734)	$(4,284,034)	$(7,105,977)	$(7,570,581)

The accompanying notes are an integral part of the consolidated financial statements.

2

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Six Months Ended June 30, 2014 and the Year Ended December 31, 2013

(Unaudited - Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Warrants	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)

	Common Shares	Equity Units	Amount
Balance, December 31, 2012	72,211,473	500,236	$283,482,779	$ 5,171,603	–	$ 19,762,883	$(302,209,087)	$ 211,683
Net loss							(15,436,410)
Other comprehensive loss								(214,257)
Stock option compensation						594,517
Fair value of options exercised			508,175			(508,175)
Fair value of warrants issued					$ 543,915
Common shares issued for:
Private placement ($2.56/share avg.)	1,750,000		4,478,566
Option exercises ($0.43/share avg.)	1,560,188		677,718
Debt settlement ($2.90/share avg.)	750		2,175
Balance, December 31, 2013	75,522,411	500,236	289,149,413	5,171,603	$ 543,915	19,849,225	(317,645,497)	(2,574)
Net loss							(7,160,950)
Other comprehensive income								54,973
Fair value of options exercised			52,267			(52,267)
Equity Units converted to shares	499,275	(499,275)
Equity component - convertible notes				5,749,267
Common shares issued for:
Option exercises ($1.82/share avg.)	37,500		68,250
Balance, June 30, 2014	76,059,186	961	$ 289,269,930	$ 10,920,870	$ 543,915	$ 19,796,958	$(324,806,447)	$52,399

The accompanying notes are an integral part of the consolidated financial statements.

3

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Cash Flows from Operating Activities:
Net loss for the period	$(4,347,337)	$(4,119,566)	$(7,160,950)	$(7,326,663)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	–	324,233	–	459,479
Depreciation	2,616	4,224	5,433	9,382
Loss on debt restructuring	161,292	–	161,292	–
Write-off of mineral property	425,010	–	425,010	–
Accretion of convertible notes	1,137,663	941,991	2,317,556	1,858,273
Notes issued for interest	135,293	–	135,293	–
Shares issued for compensation	–	–	–	5,827
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	29,505	123,971	(51,262)	(160,551)

Net increase (decrease) in accounts payable and accrued expenses

	(63,947)	(423,935)	213,447	(79,769)
Net cash used in operating activities	(2,519,905)	(3,149,082)	(3,954,181)	(5,234,022)
Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(150,000)	(127,021)	(150,000)	(127,021)
Net cash used in investing activities	(150,000)	(127,021)	(150,000)	(127,021)
Cash Flows from Financing Activities:
Proceeds from the issuance of convertible notes	12,000,000	–	12,000,000	–
Net proceeds from the issuance of common shares	–	535,292	68,250	638,811
Restructure fees	(684,488)	–	(684,488)	–
Settlement of convertible notes	(4,000)	–	(4,000)	–
Net cash provided by financing activities	11,311,512	535,292	11,379,762	638,811
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	8,641,607	(2,740,811)	7,275,581	(4,722,232)
Cash and cash equivalents - beginning of period	1,609,811	6,366,097	2,975,837	8,347,518
Cash and cash equivalents - end of period	$10,251,418	$3,625,286	$10,251,418	$3,625,286

The accompanying notes are an integral part of the consolidated financial statements.

Note 1.          The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the "Company") is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

In February 1999 each Gold Reserve Corporation shareholder exchanged its shares for an equal number of Gold Reserve Inc. Class A Common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which are comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to a Class A common share. As of June 30, 2014 961 equity units remained outstanding which the Company expects to be exchanged for Class A Common shares in 2014.

Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries and five other subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists. Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment which was originally purchased for the Brisas project at a cost of approximately $29 million. The carrying value of this equipment has been adjusted to its estimated fair value of $19 million and it is not being depreciated. The realizable value of this equipment may be different than management’s current estimate.

The Company has additional property, plant and equipment which are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

Impairment of Long Lived Assets.  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

Foreign Currency. The U.S. dollar is the Company’s (and its foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. The Company maintains the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options to purchase Class A common shares of the Company. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted under the retention plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. The Company will not accrue a liability for these units until and unless events required for vesting of the units occur.  Stock options and Units granted under the respective plans become fully vested and exercisable and/or payable upon a change of control.

Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes.  Convertible notes are initially recorded at fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes estimated to be December 31, 2015, with the resulting charge recorded as interest expense.

Comprehensive Loss.  Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities. The Company presents comprehensive loss and its components in the consolidated statements of comprehensive loss.

Financial Instruments.  Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable and convertible notes are recorded at amortized cost.

Contingent Value Rights.  Contingent value rights ("CVR") are obligations arising from the disposition of a portion of the rights to future proceeds of an arbitration award against Venezuela and/or the sale of mining data.

Warrants.  Common share purchase warrants (“Warrants”) issued by the Company entitle the holder to acquire common shares of the company at a specific price within a certain time period. The fair value of warrants issued is calculated using the Black-Scholes method.

Note 2.         New Accounting Policies:

In June 2014, the FASB issued Accounting Standards Update 2014-10 which removes all incremental financial reporting obligations which were previously required for development stage enterprises under ASC 915. The Company adopted the amendments in this update effective with the reporting period ended June 30, 2014 and as a result no longer reports inception-to-date information and certain other disclosures.

Accounting Standards update 2014-11, issued in June 2014, changes the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting and introduces new disclosure requirements for certain transactions that involve a transfer of a financial asset accounted for as a sale, and for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions accounted for as secured borrowings. The accounting changes are effective for reporting periods beginning after December 15, 2014 and are not expected to have a significant impact on the Company’s financial statements.

In April 2014, the FASB issued Accounting Standards update 2014-08 which changes the criteria for reporting discontinued operations and adds new disclosure requirements for discontinued operations and individually significant components of an entity that are disposed of or classified as held for sale but do not meet the definition of a discontinued operation. This update is effective for reporting periods beginning after December 15, 2014 and is not expected to have a significant impact on the Company’s financial statements.

Note 3.        Expropriation of Brisas Project by Venezuela and Related Arbitration:

In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

The Company commenced arbitration in October 2009 by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the losses and damages resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1) (the “Brisas Arbitration”)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including accrued interest since the loss to the date of the Tribunal's decision, represents the estimated fair market value of the legal rights to develop the Brisas Project and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. The Tribunal held an oral hearing on the merits with the Parties in February 2012 and the Parties submitted post-hearing briefs in March, May and June 2012 as requested by the Tribunal.  In July 2012, the Tribunal issued a procedural order requesting both Parties to submit further expert reports addressing certain valuation issues. The expert initial and reply reports for both Parties were filed May 24 and June 28, 2013, respectively, and on August 5, 2013 the Parties filed final comments on the expert reports.  On October 15 and 16, 2013 the Tribunal held an oral hearing focused on the additional expert evidence requested in its previous procedural order. Subsequent to the October oral hearing the Tribunal issued post-hearing procedural instructions and the Parties submitted post-hearing briefs on December 23, 2013. In May 2014, the parties submitted their legal and technical costs related to the arbitration process. In July 2014, the Tribunal declared the arbitration proceedings closed and the Company awaits the Tribunal's award.

An ICSID Additional Facility Award is enforceable globally under the 1958 New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are well documented procedures for identifying sovereign assets located in one or more of these Member States and for enforcing arbitral awards by attaching such assets. In the event of a positive ICSID award, the Company expects to pursue any and all means to ensure timely payment by the government of Venezuela.

The Board of Directors approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company currently does not accrue a liability for the Bonus Plan as events required for payment under the Plan have not yet occurred.

Pursuant to its 2012 debt restructuring, the Company issued a CVR which entitled each note holder participating in the 2012 Restructuring to receive, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

Note 4.          Cash and Cash Equivalents:

	June 30,	December 31,
	2014	2013
Bank deposits	$10,179,342	$1,578,903
Money market funds	72,076	1,396,934
Total	$10,251,418	$2,975,837

Note 5.          Marketable Securities:

	June 30,	December 31,
	2014	2013
Fair value at beginning of year	$318,442	$723,449
Dispositions, at cost	–	(12,500)
Realized loss	–	4,039
Unrealized gain (loss)	54,973	(396,546)
Fair value at balance sheet date	$373,415	$318,442

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. Realized gains and losses are based on the average cost of the shares held at the date of disposition. Declines in the fair value of certain securities were determined to be other than temporary and as a result the Company recognized impairment losses of $178,250 during the year ended December 31, 2013. As of June 30, 2014 and December 31, 2013, marketable securities had a cost basis of $321,016.

Note 6.         Fair Value Measurements:

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. In 2013, the Company had an equity investment in a privately held exploration-stage mining company which was classified as Level 3. The estimate of the fair value of this investment included observable inputs related to recently completed equity transactions by the held company.

	Fair value June 30, 2014	Level 1	Level 2	Level 3
Marketable securities	$373,415	$373,415	–	$–
Convertible notes	$35,487,640	–	$35,487,640	–

	Fair value December 31, 2013	Level 1	Level 2	Level 3
Marketable securities	$318,442	$271,436	–	$47,006
Convertible notes	$21,773,229	–	$21,773,229	–

Note 7.          Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
June 30, 2014
Machinery and equipment [1]	$18,985,828	$–	$18,985,828
Furniture and office equipment	529,648	(506,623)	23,025
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
	$19,728,111	$(705,258)	$19,022,853

		Accumulated
	Cost	Depreciation	Net
December 31, 2013
Machinery and equipment [1]	$18,985,828	$–	$18,985,828
Furniture and office equipment	529,648	(501,190)	28,458
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
Mineral property	275,010	–	275,010
	$20,003,121	$(699,825)	$19,303,296

1 Represents the estimated net realizable value of equipment previously intended for use on the Brisas Project.

In April 2012 the Company entered into an Option Agreement with Soltoro Ltd. ("Soltoro") whereby Soltoro granted the Company the right to earn an undivided 51% interest in the La Tortuga Property located in Jalisco State, Mexico (the "Soltoro Agreement"). The Soltoro Agreement required the Company to make aggregate option payments to Soltoro of $650,000 as well as expend $3 million on the property over 3 years. In August 2014, the Company formally advised Soltoro of its decision to discontinue exploration and, as a result, the Company wrote off its $425,010 investment in the La Tortuga property as of June 30, 2014.

Note 8.          KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k) which includes provisions for discretionary contributions by the Company, and (2) an employee share ownership component, or ESOP. Allocation, if any, of common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Company’s board of directors. Cash contributions for the Plan year 2013 were approximately $172,000. As of June 30, 2014, no contributions had been made for plan year 2014.

Note 9.          Stock Based Compensation Plans:

Equity Incentive Plan

On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace the Company’s previous equity incentive plans. In 2014, the Board amended and restated the 2012 Plan changing the maximum number of Class A Shares issuable under options granted under the 2012 Plan from a “rolling” 10% of the outstanding Class A Shares to a fixed number of 7,550,000 Class A Shares. As of June 30, 2014 there were 2,144,500 options available for grant. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Company’s board of directors.

Share option transactions for the six months ended June 30, 2014 and 2013 were as follows:

	2014		2013
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,443,000	$ 2.21	6,753,188	$ 1.77
Options exercised	(37,500)	1.82	(1,488,520)	0.43
Options granted	-	-	250,000	3.00
Options outstanding - end of period	5,405,500	$ 2.21	5,514,668	$ 2.19

Options exercisable - end of period	4,455,500	$ 2.28	3,895,918	$ 2.32

The following table relates to stock options at June 30, 2014:

	Outstanding Options				Exercisable Options
Exercise Price Range	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.82 - $1.82	2,585,000	$1.82	$3,955,050	1.51	2,585,000	$1.82	$3,955,050	1.51
$1.92 - $1.92	950,000	$1.92	1,358,500	6.94	-	-	-	-
$2.89 - $2.89	1,620,500	$2.89	745,430	2.59	1,620,500	$2.89	745,430	2.59
$3.00 - $3.00	250,000	$3.00	87,500	3.95	250,000	$3.00	87,500	3.95
$1.82 - $3.00	5,405,500	$2.21	$6,146,480	2.90	4,455,500	$2.28	$4,787,980	2.04

No new options were granted during the six months ended June 30, 2014. The Company recorded non-cash compensation expense during the six months ended June 30, 2014 and 2013 of Nil and $0.5 million, respectively for stock options granted in 2013 and prior periods.

During the six months ended June 30, 2013 the Company granted 250 thousand options. The weighted average fair value of the options granted in 2013 was calculated at $0.98. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

Risk free interest rate	0.34%
Expected term	2.0 years
Expected volatility	59%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon achievement of certain milestones related to the Brisas Project or in the event of a change of control.  The Company’s Board of Directors has considered, but not acted upon alternative vesting provisions for the units to more adequately reflect the current business objectives of the Company. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of June 30, 2014 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A shares, was approximately $7.7 million.

Note 10.        Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999. Since the original approval by the shareholders, the Rights Plan and the Rights Plan agreement have been amended and continued from time to time. In June 2012, the shareholders approved certain amendments to the Rights Plan including continuing the Rights Plan until June 30, 2015 and providing a one-time exemption to a noteholder (who presently owns approximately 26% of the Class A common shares) from triggering the Rights Plan as a result of a restructuring of convertible notes in November 2012. The Rights Plan is designed to give the Board of Director’s time to consider alternatives, allow shareholders time to properly assess the merits of a bid and ensure they receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase Class A common shares of the Company at a 50% discount to the market price at the time.

Note 11.        Convertible Notes:

In the fourth quarter of 2012, the Company restructured debt totaling $84.4 million. Pursuant to the agreement, the Company paid $16.9 million cash, issued 12,412,501 Class A common shares, issued modified notes with a face value of $25.3 million due June 29, 2014 (“Modified Notes”) and issued CVR’s totaling 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), actually received by the Company with respect to the Arbitration proceedings and/or disposition of the Brisas Project mining data.

 During the second quarter of 2014, the Company agreed with its Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue $12 million of New Notes also maturing December 31, 2015. The terms of the Agreement were finalized on May 7, 2014. The Modified Notes were amended to be consistent with the terms of the New Notes.

The New Notes and the Modified Notes (as amended from the date of closing) (the "Notes") bear interest at a rate of 11% per year, which will be accrued and capitalized quarterly, issued in the form of a note (Interest Notes) and be payable in cash at maturity. Subject to certain conditions, the outstanding principal may be converted into Class A common shares of the Company, redeemed or repurchased prior to maturity. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 285.71 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.50 per common share) at any time upon prior written notice to the Company. The Company paid, in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of 2.5% of the principal.

The Notes are senior unsecured, equal in rank and subject to certain terms including: (1) the Mining Data and any award related to the Brisas Arbitration may not be pledged without consent of holders comprising at least 75% in principal amount of Notes; (2) the Company may not incur any additional indebtedness that ranks senior to or pari passu with the Notes in any respect without consent of holders comprising at least 75% in principal amount of Notes; (3) each Noteholder will have the right to participate, on a pro rata basis based on the amount of equity it holds, including equity issuable upon conversion of convertible securities, in any future equity or debt financing; (4) the Notes shall be redeemable on a pro rata basis, by the Company at the Noteholders’ option, at a price equal to 120% of the outstanding principal balance upon the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending; provided the Company shall only be obligated to make a redemption to the extent net cash proceeds received are in excess of $20,000,000, net of taxes and $13,500,000 to fund accrued and unpaid prospective operating expenses; (5) capital expenditures (including for exploration and related activities) shall not exceed $500,000 in any 12-month period without the prior consent of holders of a majority of the Notes; and (6) the Company shall not agree with any of the Noteholders to any amendment or modification to any terms of the Notes, provide any fees or other compensation whether in cash or in kind to any holder of the Notes, or engage in the repurchase, redemption or other defeasance of any Notes without offering such terms, compensation or defeasance to all holders of the Notes on an equitable and pro-rata basis.

Accounting standards require the Company to allocate the convertible notes between their equity and liability component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The equity portion of the notes was estimated using the residual value method at approximately $5.7 million net of issuance costs. The fair value of the liability component is accreted to the face value of the Notes using the effective interest rate method over the expected life of the Notes, with the resulting charge recorded as interest expense. Extinguishment accounting was used for the Modified Notes resulting in a loss of $0.2 million due to the unamortized discount remaining on the notes prior to the restructuring.

Carrying value of Modified Notes as of December 31, 2013	$22,956,658
Old Notes	1,042,000
Total carrying value of convertible notes as of December 31, 2013	23,998,658
New Notes issued in 2014, net of capitalized fees and expenses	11,315,512
Portion of convertible notes allocated to equity	(5,749,267)
Settlement of Modified Notes	(4,000)
Interest Notes issued	135,293
Loss on 2014 restructuring of notes	161,292
Accretion of convertible notes during 2014	2,317,556
Total carrying value of convertible notes as of June 30, 2014	$32,175,044